(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

For Period Ended: July 31, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

Flow International Corporation

Full Name of Registrant

Former Name if Applicable

23500 - 64th Avenue South

Address of Principal Executive Office (Street and Number)

Kent, Washington 98032

City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

In September 2005, the Company’s Independent Registered Public Accounting Firm (“IRPAF”) notified the Company that it had become aware of the omission of certain audit procedures in connection with the audit of the April 30, 2005 consolidated financial statements. The IRPAF is presently in the process of completing these additional audit procedures and is not in a position to reissue its opinion on the April 30, 2005 consolidated financial statements until these additional procedures are completed.

The IRPAF has not completed its review of the consolidated financial statements for the interim period ended July 31, 2005. It is expected that the IRPAF will complete its review procedures within the extended deadline for the filing of the Form 10-Q for the interim period ended July 31, 2005.

The IRPAF has not informed the Company of any known or suspected errors in the April 30, 2005 consolidated financial statements. The Company believes that the financial statements presented in its previously filed April 30, 2005 Form 10-K remain reliable and that the balance sheet information as of April 30, 2005, derived from the audited consolidated financial statements included in the Annual Report on Form 10-K as of April 30, 2005, and the unaudited financial information as of and for the three months ended July 31, 2005 and 2004, that will be contained in the July 31, 2005 Form 10-Q fairly presents, in all material respects, the financial condition and result of operations of the Company.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

John Leness (Name)	(253) (Area Code)	850-3500 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Flow International Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	September 15, 2005	By:	/s/ John S. Leness
		Name	John S. Leness
		Title	General Counsel and Secretary

Attachment to Form 12b-25

PRICEWATERHOUSECOOPERS LETTERHEAD

We have reviewed the statement of the reasons for the late filing of the Flow International Corporation Quarterly Report on Form 10-Q for the quartered ended July 31, 2005 set forth in the Form 12b-25 dated September 15, 2005, and we agree with such statement.

/s/    PRICEWATERHOUSECOOPERS